[redacted]

SEC 11023676 MISSION

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

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SEC FILE NUMBER
8- 05889

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-10 (MM/DD/YY) AND ENDING 09-30-11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Franklin/Templeton Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Franklin Parkway
(No. and Street)

San Mateo	CA	94403-1906
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Corcoran — (650)525-7510 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.
(Name - *if individual, state last, first, middle name*)

3 Embarcadero Center	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 28 2011
09 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Lim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Franklin/Templeton Distributors, Inc. as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert Lim
Signature

Chief Compliance Officer
Title

State of California
County of San Mateo
Subscribed and sworn to (or affirmed) before me on
this 15th day of November, 2011
by Sarin K. Chandar, Notary Public
~~proved to me on the basis of satisfactory evidence to be the person who appeared before me.~~

Sarin K. Chandar
Notary Public

SARIN K. CHANDAR
Commission # 1859555
Notary Public - California
San Mateo County
My Comm. Expires Aug 27, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule I5c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)* (3).

Franklin/Templeton Distributors, Inc. and Subsidiaries
Index
September 30, 2011

pwc

Report of Independent Auditors

Board of Directors of
Franklin/Templeton Distributors, Inc.:

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of income, stockholder's equity, noncontrolling interests and comprehensive income, and cash flows present fairly, in all material respects, the financial position of Franklin/Templeton Distributors, Inc. and subsidiaries (the "Company", a wholly-owned subsidiary of Franklin Resources, Inc.) as of September 30, 2011, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information on Schedule 1 and Schedule 2 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

PricewaterhouseCoopers LLP

November 15, 2011

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

Franklin/Templeton Distributors, Inc. and Subsidiaries
Consolidated Statement of Financial Condition
September 30, 2011

Assets	
Cash and cash equivalents	$ 406,877,474
Sales and distribution fees receivable	156,069,217
Investment management fees receivable	41,993,938
Investment securities, trading	196,690
Investment securities, available-for-sale	41,199,039
Other investments	14,881,282
Investment of consolidated sponsored investment products	16,430,182
Deferred sales commission	51,212,203
Due from Parent and affiliates	168,242,617
Property and equipment, net	2,172,262
Goodwill	119,405,181
Other intangible assets, net	432,575,566
Prepaid expenses and other	8,000,859
Total assets	$1,459,256,510
Liabilities and Stockholder's Equity	
Liabilities	
Sales and distribution fees payable	$ 113,325,334
Accounts payable and accrued expenses	115,329,068
Due to affiliates	59,304,261
Payable to Parent for income taxes	24,467,987
Income taxes payable to authorities	38,829,743
Deferred taxes, net	111,633,526
Debt	9,253,959
Total liabilities	472,143,878
Commitments and contingencies (Note 13)	
Stockholder's equity	
Common stock, $1.00 par value, 20,000 shares authorized; 2,355 shares issued and outstanding	2,355
Capital in excess of par value	882,792,200
Retained earnings	97,146,512
Accumulated other comprehensive income	922,494
Total Franklin Templeton Distributors, Inc. and Subsidiaries stockholder's equity	980,863,561
Nonredeemable noncontrolling interest	6,249,071
Total stockholder's equity	987,112,632
Total liabilities and stockholder's equity	$ 1,459,256,510

The accompanying notes are an integral part of these consolidated financial statements.

Franklin/Templeton Distributors, Inc. and Subsidiaries
Consolidated Statement of Income
Fiscal Year Ended September 30, 2011

Revenues	
Sales and distribution fees	$ 1,585,296,266
Investment management fees	591,005,091
Distribution service fee from affiliates	187,642,315
Investment and other income, net	1,509,115
Total revenues	2,365,452,787
Expenses	
Sales, distribution and marketing	1,611,721,326
Compensation and benefits	204,658,744
General, administrative and other	98,836,196
Information systems and technology	32,638,959
Occupancy	13,009,015
Total expenses	1,960,864,240
Income before taxes on income	404,588,547
Taxes on income	156,490,542
Net Income	$ 248,098,005

The accompanying notes are an integral part of these consolidated financial statements.

Franklin/Templeton Distributors, Inc. and Subsidiaries
Consolidated Statement of Stockholder's Equity, Noncontrolling Interests and Comprehensive Income
Fiscal Year Ended September 30, 2011

	Franklin Templeton Distributors, Inc. and Subsidiaries								
	Common Stock		Capital in Excess of	(Accumulated Deficit) Retained	Accumulated Other Comprehensive	Total Stockholder's	Nonredeemable Noncontrolling	Total Stockholder's	Total Comprehensive
	Shares	Amount	Par Value	Earnings	Income (Loss)	Equity	Interests	Equity	Income
Balance at October 1, 2010	2,355	$ 2,355	1,059,946,070	$ (150,951,493)	$ 1,681,190	$ 910,678,122	$ -	$ 910,678,122	
Net income				248,098,005		248,098,005		248,098,005	$ 248,098,005
Return of capital to Parent			(180,000,000)			(180,000,000)		(180,000,000)	
Other comprehensive income									
Net unrealized loss on investments, net of tax					(758,696)	(758,696)		(758,696)	(758,696)
Total comprehensive income									$ 247,339,309
Excess tax benefit from stock-based compensation			2,846,130			2,846,130		2,846,130	
Nonredeemable noncontrolling interests							6,249,071	6,249,071	
Balance at September 30, 2011	2,355	$ 2,355	$ 882,792,200	$ 97,146,512	$ 922,494	$ 980,863,561	$ 6,249,071	$ 987,112,632	

The accompanying notes are an integral part of these consolidated financial statements.

Franklin/Templeton Distributors, Inc. and Subsidiaries
Consolidated Statement of Cash Flows
Fiscal Year Ended September 30, 2011

Net Income	$ 248,098,005
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	146,349,721
Gain on sale of investment securities, net	(258,017)
Change in interest receivable	496,774
Change in investment securities trading, net	(31,535)
Excess tax benefits from stock-based compensation	(2,694,669)
Deferred income taxes	6,294,165
Changes in operating assets and liabilities	
Increase in sales and distribution fees receivable	(3,330,645)
Decrease in management fees receivable	738,453
Increase in deferred sales commissions	(130,047,840)
Increase in prepaid expenses and other	(2,885,600)
Decrease in due to/from parent and affiliates, net	(46,083,942)
Decrease in commission and distribution fees payable	(1,447,625)
Increase in accounts payable and accrued expenses	13,017,166
Increase in income tax payable to parent	1,733,783
Decrease in income tax payable to authorities, net	(1,483,638)
Net cash provided by operating activities	228,464,556
Purchase of property and equipment	(807,598)
Purchase of investment securities	(6,125,008)
Liquidation of investments	22,464,279
Cash and cash equivalents recognized due to consolidation of sponsored investment products	1,408,923
Net cash provided by investing activities	16,940,596
Return of capital to Parent	(180,000,000)
Excess tax benefits from stock-based compensation	2,694,669
Net cash used in financing activities	(177,305,331)
Increase in cash and cash equivalents	68,099,821
Cash and cash equivalents beginning of year	338,777,653
Cash and cash equivalents, End of Year	$ 406,877,474
Supplemental disclosure of cash flow information	
Cash paid for income taxes (including tax payments to Parent)	$ 154,810,774

The accompanying notes are an integral part of these consolidated financial statements.

1. Business

Nature of Operations

Franklin/Templeton Distributors, Inc. (collectively with its subsidiaries, the "Company") is a wholly-owned subsidiary of Franklin Resources, Inc. ("Franklin" or the "Parent"). The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker/dealer and serves as the principal underwriter and distributor for various U.S.-registered funds for which it receives commissions and distribution fees.

Franklin/Templeton Distributors, Inc.'s wholly-owned subsidiaries, Franklin Mutual Advisers, LLC ("FMA"), Franklin Advisory Services, LLC, Franklin Templeton Institutional, LLC, and Franklin Investment Advisory Services, LLC, are registered investment advisors with the SEC. These companies derive substantially all of their operating revenues and net income from providing investment management services to investment funds, institutional accounts and separately-managed accounts (collectively, the "sponsored investment products"). Services to the sponsored investment products are provided under contracts that set forth the level and nature of the fees to be charged for these services. The majority of the Company's revenues relate to mutual fund products that are subject to contracts that are periodically reviewed and approved by each mutual fund's board of directors/trustees and/or its shareholders.

Risks and Uncertainties

Although the performance of the financial markets showed some improvement during the fiscal year ended September 30, 2011 ("fiscal year 2011"), the business environment in which the Company operates remains uncertain and subject to change. There is also uncertainty associated with the regulatory environment in which the Company operates, including uncertainty created by the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Reform Act"), which may impose additional restrictions and limitations on the Company's business as the various rules and regulations required for implementation continue to be adopted.

Due to the complexity and broad scope of the Reform Act and time required for regulatory implementation, the Company is not able to predict at this time the specific requirements that will be adopted by regulatory agencies having authority over the Company pursuant to the Reform Act, or the impact that any changes in regulation would have on the business. The Company will continue to review and evaluate the Reform Act and the extent of its impact on the business as the various rules and regulations required for implementation are adopted.

FINRA Conduct Rules limit the amount of aggregate sales charges that may be paid in connection with the purchase and holding of investment company shares sold through broker/dealers. The effect of the rule is to limit the amount of fees that could be paid pursuant to a fund's Rule 12b-1 Plan to the Company. The SEC has proposed changes to Rule 12b-1 which, if adopted, could further limit our ability to recover expenses relating to the distribution of our funds.

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates. The Company has evaluated subsequent events through November 15, 2011, which is the date that the financial statements were issued.

In the fiscal year ended September 30, 2011, the Company changed the presentation of its consolidated statement of income. The primary changes consisted of the classification of amortization of deferred sales commissions, previously presented as a separate line, and marketing support payments, previously included in advertising and promotion expenses, with related sales and distribution expenses previously reported as underwriting and distribution. The line was renamed sales, distribution and marketing to reflect the broader nature of the underlying expenses. Occupancy expenses previously included in information systems, technology and occupancy are now presented as a separate line to enhance transparency of each of the expense categories. Advertising and promotion expenses unrelated to marketing support payments are now classified with general, administrative and other expenses. The revenue line previously reported as underwriting and distribution fees was renamed sales and distribution fees.

Management believes that the revised presentation is more useful to readers of its financial statements and provides enhanced disclosure of its total sales, distribution and marketing expenses. The nature of the amortization of deferred sales commissions is consistent with the sales commission expenses recognized at the time of sale, therefore they are presented together. These reclassifications had no impact on previously reported net income or financial position and do not represent a restatement of any previously published financial results.

Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries and sponsored investment products in which it has a controlling financial interest. The Company is generally considered to have a controlling financial interest when it owns a majority of the voting interest in an entity. The Company also consolidates certain limited partnerships and similar structures for which it is deemed to have control. All material intercompany accounts and transactions have been eliminated.

The Company is presumed to control certain limited partnerships and similar structures for which it is the general partner or managing member unless the limited partners have the substantive ability to remove the Company as general partner or managing member, liquidate the entity or otherwise participate in the decision-making of the entity.

Variable Interest Entities

A variable interest entity ("VIE") is an entity in which the equity investment holders have not contributed sufficient capital to finance its activities or the equity investment holders do not have defined rights and obligations normally associated with an equity investment.

The Company uses two different models for determining whether it is the primary beneficiary of VIEs. For all investment entities, the Company is considered to be the primary beneficiary if it has

the majority of the risks or rewards of ownership. For all other VIEs, the Company is considered to be the primary beneficiary if it has the power to direct the activities that most significantly impact the VIE's economic performance and the obligation to absorb losses of or right to receive benefits from the VIE that could potentially be significant to the VIE.

The variable interests that the Company has in investment entity VIEs generally consist of its equity ownership interest in and investment management and related service fees earned from these VIEs. The Company uses expected cash flow scenarios to determine if its investment management and related service fees and/or equity ownership interests provide it with a majority of the VIE's expected losses or residual returns. Under both models, the key estimates and assumptions used in the analyses may include the amount of assets under management ("AUM"), investment management and related service fee rates, the life of the investment product, prepayment rates, and the discount rate.

Fair Value Measurements

The Company uses a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based on whether the inputs to those valuation techniques are observable or unobservable. The three levels of fair value hierarchy are set forth below. The Company's assessment of the hierarchy level of the assets or liabilities measured at fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data. Level 2 quoted prices are obtained from independent third-party brokers or dealers, including prices derived from model-based valuation techniques for which the significant assumptions are observable in the market or corroborated by observable market data.

Level 3 Unobservable inputs that are supported by little or no market activity. These inputs require significant management judgment and reflect the Company's estimation of assumptions that market participants would use in pricing the asset or liability. Level 3 valuations are derived primarily from model-based valuation techniques in which one or more significant inputs are unobservable in the market.

The Company records substantially all of its investments at fair value or amounts that approximate fair value. Trading securities and securities available-for-sale are financial instruments recorded at fair value on a recurring basis. There were no significant transfers between Level 1 and Level 2 during the twelve months ended September 30, 2011. The Company may also measure certain assets or liabilities at fair value on a nonrecurring basis. These fair value measurements generally result from the application of lower of cost or fair value accounting for write-downs of individual assets.

Investments of Consolidated Sponsored Investment Products consist of investments in real estate funds which are not traded in active markets. As a practical expedient, the fair value of these investments is determined using the net asset values provided by the funds which have been derived from the fair values of the underlying investments and they are classified as Level 3.

Cash and Cash Equivalents

Cash and Cash Equivalents include cash on hand, non-interest-bearing deposits with financial institutions, and other highly liquid investments, including money market funds that Franklin or its affiliates sponsor, which are readily convertible into cash. Cash and cash equivalents are carried at cost. Due to the short-term nature and liquidity of these financial instruments, the carrying values of these assets approximate fair value.

Investment Securities, Trading

Investment securities, trading consists of an investment in common stock. Changes in the fair value of the security are recognized as gains and losses in earnings. The fair value of the security is determined using quoted market prices and is classified as Level 1.

Investment Securities, Available-for-Sale

Investment securities, available-for-sale consist primarily of debt securities including securities of U.S. states and political subdivisions. Realized gains and losses are included in investment income using either the average cost method or specific identification method. Unrealized gains and losses are recorded net of tax as part of accumulated other comprehensive income until realized. The fair value of the debt securities is determined using quoted market prices, if available, or independent third-party broker or dealer price quotes, which are evaluated for reasonableness, and they are generally classified as Level 2.

The Company may also hold other equity securities that are classified as Level 3 because their fair value is determined using unobservable inputs. In these instances the Company primarily employs the market-based approach for Level 3 securities held by consolidated sponsored investment products.

Other Investments

Other investments consist of equity investments in entities, including sponsored investment products, accounted for under the equity method and under the cost method. The equity method is used for investees over which the Company is able to exercise significant influence, but not control. Significant influence is generally considered to exist when an ownership interest in the voting stock of the investee is between 20% and 50%, although other factors, such as representation on the investee's board of directors and the impact of commercial arrangements, also are considered in determining whether the equity method of accounting is appropriate. Investments in limited partnerships and limited liability companies are accounted for using the equity method of accounting when the Company's investment is considered to be more than minor. Other investments consist of equity investments in entities over which the Company is unable to exercise significant influence and are not marketable. Such equity investments are accounted for under the cost method. For disclosure purposes, the fair value of these investments is generally determined based on their net asset value.

Impairment of Investments

The Company evaluates investments for other-than-temporary impairment on a quarterly basis when the cost of an investment exceeds its fair value. For available-for-sale equity securities, the Company considers many factors, including the severity and duration of the decline in the fair value below cost, the Company's intent and ability to hold the security for a period of time sufficient for an anticipated recovery in fair value, and the financial condition and specific events related to the issuer. When an impairment of an available-for-sale equity security is determined to be other-than-temporary, the Company recognizes the impairment in earnings. For available-for-sale debt securities, if the Company intends to sell or it is more likely than not that it will be required to sell a security before recovery of its amortized cost, the Company records the entire impairment in

earnings. If the Company does not intend to sell or it is not more likely than not that it will be required to sell the security before anticipated recovery of its amortized cost, the Company separates the impairment into the amount of the total impairment related to the credit loss and the amount of the total impairment related to all other factors. The credit loss component is the difference between the security's amortized cost and the present value of the expected cash flows. The credit loss component is recognized in earnings and the losses related to all other factors are recognized in accumulated other comprehensive income.

Deferred Sales Commissions
Sales commissions paid to broker/dealers and other investment advisers in connection with the sale of shares of the Company's mutual funds sold without a front-end sales charge are capitalized as deferred sales commission assets ("DCA"). The DCA is amortized over the estimated period in which it will be recovered from distribution and service fee revenues and contingent deferred sales charges, generally over 12 months to 18 months, depending on share class.

The Company evaluates DCA for recoverability on a periodic basis using undiscounted cash flows expected to be generated from the related distribution and service fee revenues and contingent deferred sales charges. These evaluations involve the use of estimates and assumptions, including expected future market levels, average assets under management and shareholder redemption rates.

Property and Equipment, Net
Property and equipment, net are recorded at cost and are depreciated using the straight-line method over their estimated useful lives which range from three to 15 years. Expenditures for repairs and maintenance are charged to expense when incurred. The Company amortizes leasehold improvements using the straight-line method over their estimated useful lives or the lease term, whichever is shorter.

Internal and external costs incurred in connection with developing or obtaining software for internal use are capitalized and amortized over the estimated useful life of the software of three years beginning when the software project is complete and the application is put into production.

The Company tests property and equipment for impairment when there is an indication that the carrying amount of the asset may not be recoverable. Carrying values are not recoverable when the undiscounted cash flows estimated to be generated by those assets are less than their carrying value. If assets are determined to not be recoverable, impairment losses are measured based on the excess, if any, of the carrying value of these assets over their respective fair value. Fair value is determined by discounted future cash flows models, appraisals or other applicable methods.

Goodwill and Other Intangible Assets, Net
Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. Intangible assets consist primarily of mutual fund management contracts and noncompete agreements resulting from business acquisitions. The Company amortizes intangible assets over their estimated useful lives of 15 years using the straight-line method, unless the asset is determined to have an indefinite useful life. Indefinite-lived intangible assets primarily represent contracts to manage mutual fund assets for which there is no foreseeable limit on the contract period.

Goodwill is tested for impairment annually, on August 1, and when an event occurs or circumstances change that more likely than not reduce the fair value of a reporting unit below its carrying amount.

The goodwill impairment test involves a two-step process. The first step requires the identification of the reporting units, and comparison of the fair value of each of these reporting units to the respective carrying value. If the carrying value is less than the fair value, no impairment exists and the second step is not performed. If the carrying value is higher than the fair value, there is an indication that impairment may exist and the second step is performed to compute the amount of the impairment. In the second step, the impairment is computed by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. Goodwill and other intangible assets have been assigned to the Company's single reporting unit, the investment management and related services operating segment.

Indefinite-lived intangible assets are tested for impairment annually and when events or changes in circumstances indicate the assets might be impaired. Impairment is indicated when the carrying value of the intangible asset exceeds its fair value.

In estimating the fair value of the reporting unit and indefinite-lived intangible assets, the Company uses valuation techniques based on an income approach under which future cash flows are discounted. The future cash flow estimates include assumptions about revenue and assets under management growth rates, the pre-tax profit margin, the average effective fee rate, the effective tax rate, and the discount rate, which is based on the Company's weighted average cost of capital.

The Company tests definite-lived intangible assets for impairment quarterly. Impairment is indicated when the carrying value of the asset is not recoverable and exceeds its fair value. In evaluating the recoverability of definite-lived intangible assets, the Company estimates the undiscounted future cash flows to be derived from these assets. The future undiscounted cash flow projections include assumptions about revenue and assets under management growth rates, effective fee rates, investor redemptions, pre-tax profit margin, and expected useful lives. If the carrying value of the asset is not recoverable through the related undiscounted cash flows, the Company measures the impairment loss based on the amount by which the carrying value of the asset exceeds its fair value. The fair value of the asset is determined by discounted cash flows or other methods as appropriate for the asset type.

Accumulated Other Comprehensive Income
Accumulated other comprehensive income is reported in the statement of changes in stockholders' equity and comprehensive income and consists entirely of unrealized gains (losses) on investment securities available-for-sale, net of income taxes.

Revenues
The Company recognizes fees from providing investment management and fund administration services ("investment management fees"), and distribution fees as earned over the period in which services are rendered, except for performance-based investment management fees, which are recognized when earned. The Company recognizes sales commissions related to the sale of shares of its sponsored investment products on trade date. Investment management fees are generally determined based on a percentage of assets under management, except for performance-based investment management fees, which are based on performance targets established in the related investment management contracts. Distribution fees are generally based on a percentage of assets under management.

Assets under management is calculated for the sponsored investment products using fair value methods derived primarily from unadjusted quoted market prices, unadjusted independent third-party broker or dealer price quotes in active markets, or adjusted market prices or price quotes. The fair values of securities for which market prices are not readily available are internally valued

using various methodologies as appropriate for each security type. Securities for which market prices are not readily available generally represent a de minimus amount of the total assets under management. The pricing of the securities held by the sponsored investment products is governed by a global valuation and pricing policy, which defines valuation and pricing conventions for each security type, including practices for responding to unexpected or unusual market events.

Advertising and Promotion
The Company expenses costs of advertising and promotion as incurred.

Stock-Based Compensation
The fair value of Franklin's share-based payment awards is estimated on the date of grant based on the market price of the underlying shares of the Franklin's common stock and is amortized to compensation expense on a straight-line basis over the related vesting period, which is generally three years. The total number of awards expected to vest is adjusted for estimated forfeitures.

Allocation of Intercompany Revenues and Costs
The Company receives certain allocated revenues and costs from its affiliates for sales, distribution, advertising and promotion services. Certain management, accounting information systems and technology and other administrative costs are allocated to the Company by its affiliates. These allocations are based on estimates and assumptions that are periodically reviewed and adjusted by management.

Income Taxes
The Company is included in the consolidated federal and several combined state income tax returns for Franklin. The Company also files separate state income tax returns, with the exception of those included in the combined state returns of Franklin.

Under an intercompany tax sharing agreement (the "Agreement"), Franklin allocates these income taxes to the Company using the separate return method except for tax benefits arising from its net operating losses, except in those states where a separate return has been filed. As a result of this exception to the separate company method, the Company does not record in its balance sheet deferred tax assets related to federal or combined state income tax losses. Instead, these deferred tax assets are treated as transferred to Franklin in the year originated at the Company. To the extent that on a separate company basis a valuation allowance against these deferred tax assets would be required, that valuation allowance would also be transferred to Franklin. The Company tracks these net operating loss deferred tax assets in a separate memorandum account and assesses them for continuing need for a valuation allowance on a separate company basis. If, on a separate company basis the valuation allowance were released, the release of such valuation allowance would be reflected in the income statement of the Company in the year of release. Consistent with the Agreement, upon release of the valuation allowance the deferred tax asset would be treated, at that time, as having been settled with the Parent.

One further exception to the separate company method applies to certain deferred tax liabilities related to long lived intangible assets. Franklin views these deferred tax liabilities as having an indefinite reversal nature. Pursuant to the Agreement, in years in which the Company generated tax losses, this deferred tax liability was settled by Franklin via a deemed capital contribution.

Consistent with the separate company method, the deferred tax assets and liabilities are recorded for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and the reported amounts in the consolidated financial statements using the statutory tax rates in effect for the year when the reported amount of the asset or liability is

recovered or settled, respectively. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. For each tax position taken or expected to be taken in a tax return, the Company determines whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. The Company recognizes the accrual of interest on uncertain tax positions in interest expense and penalties in other operating expenses.

3. New Accounting Guidance

Accounting Standards Adopted During Fiscal Year 2011

On October 1, 2010, the Company adopted new FASB guidance related to the consolidation of VIEs. The guidance changes the model used to identify the primary beneficiary of VIEs other than entities that have the attributes of an investment company. The new model requires a qualitative analysis to determine whether a company's variable interests give it a controlling financial interest in a VIE. The guidance also requires an ongoing reassessment of whether a company is the primary beneficiary of a VIE. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

New Accounting Standards Not Yet Adopted

In September 2011, the FASB issued an amendment to the existing goodwill impairment guidance. The amendment permits a reporting entity to first assess qualitative factors to determine whether it is necessary to perform step one of the two-step annual goodwill impairment test. The amendment is effective for the Company in the fiscal year ending September 30, 2013, and early adoption is permitted. The Company does not expect the adoption of the standard to have a material impact on its consolidated financial statements.

4. Cash and Cash Equivalents

Cash and cash equivalents consisted of the following at September 30, 2011:

	Amount
Cash on hand and non-interest-bearing deposits with financial institutions	$ 3,145,730
Sponsored money market funds	403,731,744
Total	$ 406,877,474

Non-interest-bearing deposits with financial institutions of $1,736,007 are deposits with three financial institutions, of which $1,236,007 represents an exposure to concentration of credit risk as these deposits are in excess of Federal Deposit Insurance Corporation insured limits. The Company limits the amount of credit exposure with any given financial institution and conducts ongoing evaluations of the credit worthiness of the financial institutions with which it does business. Money market funds are sponsored by wholly owned subsidiaries of Franklin or its affiliates.

5. Investments

Investments at September 30, 2011 consisted of the following:

	Amount
Investment securities, trading	$ 196,690
Investment securities, available-for-sale	
Securities of U.S. states and political subdivisions	41,199,039
Other investments	14,881,282
Investment of consolidated sponsored investment products	16,430,182
Total	$ 72,707,193

The Company holds an investment in a third party investment limited partnership. At September 30, 2011, the Company holds approximately 0.3% of the shares, is unable to exercise significant influence, and the investment is not marketable. This investment is accounted for under the cost method. Its investment balance was $10,000,000 at September 30, 2011. The Company also holds various investments accounted for under the cost and equity method with a total of $4,881,282 at September 30, 2011.

A summary of the gross unrealized gains and losses relating to investment securities, available-for-sale at September 30, 2011 is as follows:

		Gross Unrealized		
	Cost Basis	Gains	Losses	Fair Value
Securities of U.S. states and political subdivisions	$ 39,645,226	$ 1,553,813	$ -	$ 41,199,039
	$ 39,645,226	$ 1,553,813	$ -	$ 41,199,039

The net unrealized holding losses on investment securities, available-for-sale included in accumulated other comprehensive income were $1,236,273 during the fiscal year 2011. The tax effects of the net change in unrealized gains included in accumulated other comprehensive income were $477,577 during the fiscal year 2011.

The Company did not recognize any other-than-temporary impairment of available-for-sale debt securities during fiscal year 2011.

At September 30, 2011, maturities of available-for-sale debt securities were as follows:

	Cost Basis	Fair Value
Securities of U.S. states and political subdivisions		
Due in one year or less	$ 13,955,900	$ 14,133,043
Due after one year through five years	17,973,346	18,838,426
Due after five years through ten years	7,715,980	8,227,570
Due after ten years	-	-
	$ 39,645,226	$ 41,199,039

6. Fair Value Measurements

The Company records substantially all of its investments at fair value or amounts that approximate fair value. Trading securities and securities available-for-sale are financial instruments recorded at fair value on a recurring basis. There were no material transfers between Level 1 and Level 2 during the twelve months ended September 30, 2011.

The table below presents the balances of assets measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total
Investment securities, trading	$ 196,690	$ -	$ -	$ 196,690
Investment securities, available-for-sale				
Securities of U.S. states and political subdivisions	-	41,199,039	-	41,199,039
Investment of consolidated sponsored investment products	-	-	16,430,182	16,430,182
Total assets measured at fair value	$ 196,690	$ 41,199,039	$ 16,430,182	$ 57,825,911

The changes in Level 3 assets measured at fair value on a recurring basis for the twelve months ended September 30, 2011 were as follows:

	Securities Held By Consolidated Sponsored Investment Products
Balance at October 1, 2010	$ -
Total realized and unrealized gains (losses)	-
Purchases, sales and settlements, net	-
Consolidation of sponsored investment products	16,430,182
Balance at September 30, 2011	$ 16,430,182

The Company relies on net asset values as the fair value for investments of consolidated sponsored investment products. As of September 30, 2011, these investments have unfunded commitments of $34.0 million and are not eligible for redemption.

At September 30, 2011, the Company's financial instruments that were not measured at fair value were as follows:

	Carrying Amount	Estimated Fair Value
Financial assets		
Cash and cash equivalents	406,877,474	406,877,474
Other investments	10,000,000	11,641,870

There were no significant liabilities measured at fair value on a recurring basis at September 30, 2011.

7. Deferred Sales Commissions

Deferred sales commissions at September 30, 2011 are as follows:

	Gross Deferred Commission Assets	Accumulated Amortization	Net
Deferred sales commission	$ 146,258,975	$ (95,046,772)	$ 51,212,203

The Company reviews its deferred commission assets quarterly for evidence of impairment. For the fiscal year ended September 30, 2011, the Company recognized impairments of $367,000 which is included in sales, distribution and marketing expense.

8. Property and Equipment

The following is a summary of property and equipment as of September 30, 2011:

	Amount	Useful Lives in Years
Property and equipment	12,791,185	3– 5
Leasehold improvements	2,102,102	10– 15
	14,893,287	
Less: Accumulated depreciation and amortization	(12,721,025)	
Property and equipment, net	2,172,262	

Depreciation and amortization expense for fiscal year 2011 was $891,023. No impairment loss in value of property and equipment was recognized during fiscal year 2011 as the Company determined there was no indicator of impairment.

9. Goodwill and Other Intangible Assets

Goodwill and other intangible assets have been assigned to the Company's one reporting unit and operating segment, investment management and related services.

Intangible assets as of September 30, 2011 were as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Amortized intangible assets			
Noncompete agreement	$ 22,070,000	$ (21,947,388)	$ 122,612
Nonamortized intangible assets			
Management contracts	432,452,954	-	432,452,954
	$ 454,522,954	$ (21,947,388)	$ 432,575,566

The Company completed its most recent annual impairment tests of goodwill and indefinite-lived intangible assets during the quarter ended September 30, 2011, and determined that there was no impairment in the value of these assets as of August 1, 2011. No impairment loss in the value of intangible assets subject to amortization was recognized during fiscal year 2011. An 81% decline in the fair value of the Company's reporting unit would be required to fail the first step of the goodwill impairment test. For indefinite-lived intangible assets, a 76% decline in fair value would cause their carrying value to exceed their fair value.

Our discounted cash flows are not subject to foreign currency exchange risk because all of our revenues are denominated in U.S. Dollars.

Amortization expense related to definite-lived intangible assets was $1,471,333 in fiscal year 2011. The estimated remaining amortization expense related to definite-lived intangible assets of $122,612 will be expensed in fiscal year 2012.

10. Taxes on Income

The Company determines its income tax provision on a separate company basis as if it were the corporate taxpayer without consideration of the tax sharing agreement with Franklin. The Company then applies the tax sharing policy and any adjustments to deferred tax assets and liabilities are reflected in shareholder's equity.

Income tax expense for fiscal year 2011 was as follows:

	Amount
Current expense	
Federal	$125,781,243
State	25,076,265
Deferred expense	
Federal	6,938,690
State	(1,305,656)
Total income tax expense	$156,490,542

The provision for income taxes includes benefits of approximately $0.2 million for fiscal year 2011 related to the utilization of the state net operating loss carry-forwards.

For fiscal year 2011, income taxes payable for federal and state purposes have been reduced by approximately $2.8 million, which represents the tax benefit associated with the employee stock plans. The benefit was recorded as an increase in capital in excess of par value.

The major components of the net deferred tax liability as of September 30, 2011 were as follows:

	Amount
Deferred tax assets	
Deferred compensation and employee benefits	$ 14,123,964
Tax benefits for uncertain tax positions	4,584,424
Interest accrual	1,389,558
Net operating loss carry-forwards	782,294
Other	15,925
Total deferred tax assets	20,896,165
Deferred tax liabilities	
Amortization of purchased intangibles	112,106,913
Deferred commissions	19,846,518
Unrealized gain on investment securities	576,260
Total deferred tax liabilities	132,529,691
Net deferred tax liability	$111,633,526

The Company maintains memorandum accounting for its federal and California net operating loss carryforward for which Franklin has utilized. As of September 30, 2011, the Company has fully utilized all of its federal and California net operating loss carryforwards in its memorandum account.

At September 30, 2011, there were also approximately $0.6 million in state net operating loss carryforwards which expire between 2012 and 2026.

The following is a reconciliation between the amount of tax expense at the federal statutory rate and taxes on income as reflected for fiscal year 2011:

Federal statutory rate	35.0 %
	Amount
Federal taxes at statutory rate	$ 141,605,991
State taxes, net of federal tax effect	15,466,971
Tax-exempt income	(743,917)
Other	161,497
Actual income tax expense	$ 156,490,542
Effective tax rate	38.7 %

A reconciliation of the beginning and ending balances of gross unrecognized tax benefits for fiscal year 2011 is as follows:

	Amount
Balance at beginning of year	$ 20,731,396
Additions for tax positions of prior years	13,957
Reductions for tax positions of prior years	(1,073,105)
Additions for tax positions related to the current year	594,356
Reduction for tax positions related to the current year	-
Settlements	-
Expiration of statute of limitations	(673,915)
Balance at end of year	$ 19,592,689

If recognized, all of this amount, net of any deferred tax benefits, would favorably affect our effective income tax rate in future periods.

It is the Company's policy to recognize the accrual of interest on uncertain tax positions in investment and other income, net and the accrual of penalties in general and administrative expenses. Accrued interest on uncertain tax positions at September 30, 2011 was approximately $3.6 million, and is not presented in the unrecognized tax benefits table above.

The Company has recognized a tax benefit only for those positions that meet the more-likely-than-not recognition threshold. It is reasonably possible that the total unrecognized tax benefit as of September 30, 2011 could decrease by an estimated $0.5 million within the next twelve months as a result of the expiration of statutes of limitations in the U.S. federal and certain U.S. state and local tax jurisdictions.

The Company is included in the consolidated federal and several combined state income tax returns for Franklin. The Company also files separate state income tax returns. The Company is subject to examination by the taxing authorities in these jurisdictions. The Company's major tax jurisdictions and the tax years for which the statutes of limitations have not expired are as follows: the City of New York 2008 to 2011; U.S. federal 2006 to 2011; and the State of California 2007 to 2011.

11. Debt

As of September 30, 2011, outstanding debt consisted of debt of consolidated sponsored investment products in the amount of $9,253,959 all of which mature in 2012.

12. Liabilities Subordinated to Claims of General Creditors

For the period ended September 30, 2011, the Company did not have any liabilities subordinated to claims of general creditors.

13. Commitments and Contingencies

Legal Proceedings
In 2003 and 2004, the Company, among other Franklin-related entities, and in some instances certain current or former employees, officers, and directors of Franklin, the Company and/or certain Franklin Templeton Investments mutual funds (the "Funds") (collectively the "Franklin-related defendants"), were named in private lawsuits concerning alleged market timing and late trading. The lawsuits were consolidated for coordinated proceedings and are styled as a Fund shareholder class action, a derivative action brought on behalf of the Funds, and a derivative action brought on behalf of Franklin (which has been stayed since 2004). The Company is named as a defendant in the class action and the derivative action brought on behalf of the Funds. All individual defendants have since been dismissed from these lawsuits, in some cases without prejudice, with the exception of the individual current or former Franklin directors named in the derivative action brought on behalf of Franklin.

In the class action, beginning in March 2010, the Franklin-related defendants and the lead plaintiff filed cross-motions for partial summary judgment as to non-arranged market timing. On December 9, 2010, the court granted the Franklin-related defendants' motion for partial summary judgment, finding that the record could not support a finding of liability against the Franklin-related defendants and denied lead plaintiff's cross-motion for partial summary judgment. The Franklin-related defendants and the lead plaintiff then reached an agreement-in-principle to resolve that action on December 21, 2010, pursuant to which the Franklin-related defendants agreed to pay $2.75 million towards distribution of settlement amounts reached in lead plaintiff's settlements with other, non-Franklin-related defendants, and towards class counsel's fees, and any unspent amounts will be distributed to relevant Funds. The parties documented the terms of the agreement in a stipulation (the "Stipulation and Releases"), which is subject to certain conditions, including court approval. The court issued its preliminary approval of the Stipulation and Releases on June 9, 2011, and conducted a final approval hearing on October 25, 2011. The matter is now under submission with the court.

The derivative action brought on behalf of the Funds has been stayed since December 2010, pending a decision of appeal in a similar case involving a different fund complex. That action has not progressed to expert discovery concerning alleged damages and the Company is therefore unable to estimate an amount or range of any possible loss relating to the action.

In addition, in October 2009, Franklin/Templeton Distributors, Inc., as well as the individual trustees to certain of the Funds, were named in a lawsuit brought derivatively on behalf of the relevant Funds, concerning payment of asset-based compensation, between July 22, 2005 and the present, to broker-dealers that hold Fund shares in brokerage accounts and that are not registered as investment advisers. Following defendants' successful motions to dismiss the complaint and the amended complaint, on October 22, 2010, the court dismissed the lone federal claim with prejudice for failure to state a claim, and declined to exercise supplemental jurisdiction over plaintiff's state law claims. Plaintiff filed an appeal from the dismissal and the parties completed all briefing on May

31, 2011. On June 14, 2011, plaintiff determined to dismiss his appeal voluntarily, which the court accepted on June 15, 2011. The dismissal of the case is now final.

Management strongly believes that the claims made in each of the unresolved lawsuits referenced above are without merit and the Company intends to defend against those in which it is named as a defendant vigorously. The Company cannot predict with certainty, however, the eventual outcome of these lawsuits, nor whether they will have a material negative impact on the Company. The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit may have on the Company. Variables include, for example, whether the lawsuit asserts viable claims or novel legal theories to be presented to a court for determination as a threshold matter before the lawsuit can proceed; whether there are other parties or nonparties who may share in any ultimate liability; and whether the lawsuit has progressed sufficiently through key fact discovery and damages discovery to enable the Company to estimate the probability of loss and/or to quantify a possible loss or range of possible loss.

The Company is from time to time involved in other litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of any such claims will not materially affect the Company's business, financial position, results of operations or liquidity. In Management's opinion, an adequate accrual has been made as of September 30, 2011, to provide for any probable losses that may arise from these matters for which the Company could reasonably estimate an amount.

Variable Interest Entities

The Company's VIEs primarily include certain sponsored investment products and certain other investment products (collectively, "investment products"). The Company's variable interests generally include its equity ownership interest in the investment products and its investment management and related services fees earned from sponsored investment products. Based on its evaluations, the Company believes it was not the primary beneficiary of its VIEs and, as a result, did not consolidate these entities as of and for the fiscal year ended September 30, 2011.

Total assets under management of investment products in which the Company held a variable interest, but was not the primary beneficiary, were approximately $11.5 billion at September 30, 2011. The carrying values of the Company's equity ownership interest in and investment management and related service fees receivable from these investment products as recorded in the Company's consolidated balance sheet at September 30, 2011 are set forth below. These amounts represent the Company's maximum exposure to loss and do not reflect an estimate of the actual losses.

	Amounts
Receivables	$ 884,082
Other investments	13,607,000
	$ 14,491,082

While the Company has no contractual obligation to do so, it may make cash investments in the course of launching sponsored investment products. The Company also may voluntarily elect to provide its sponsored investment products with additional direct or indirect financial support based on its business objectives.

Leases
The Company leases office space under a long-term operating lease expiring in fiscal year 2020. It recognizes lease expense on its office space on a straight-line basis. Certain leases have annual rent escalation clauses, which resulted in a deferred rent balance of $853,349 at September 30, 2011. Lease expenses aggregated $1,088,913 for fiscal year 2011. Future minimum lease payments under noncancelable operating leases are as follows:

	Amounts
Fiscal years ending September 30	
2012	$ 1,102,373
2013	1,102,373
2014	1,102,373
2015	1,147,676
2016	1,238,282
Thereafter	4,953,128
	$ 10,646,205

14. Employee Benefit and Incentive Plans

Franklin sponsors a defined contribution and profit sharing plan covering substantially all employees of Franklin and its subsidiaries. The plan is funded on an annual basis as determined by the Board of Directors of Franklin. The Company's portion of expense for the plan for fiscal year 2011 was $5,515,978.

15. Stock-Based Compensation

Franklin has an Amended and Restated Annual Incentive Compensation Plan (the "AIP") and the 2002 Universal Stock Incentive Plan, as amended and restated (the "USIP"). Under the terms of the AIP, eligible employees may receive cash, equity awards, and/or cash-settled equity awards generally based on the performance of Franklin Templeton Investments, its funds and the individual employee. The USIP provides for the issuance of up to 40.0 million shares of Franklin's common stock for various stock-related awards to officers, directors, and employees. At September 30, 2011, Franklin had approximately 12.6 million shares available for grant under the USIP. In addition to stock and stock unit awards, Franklin may award options and other forms of stock-based compensation to officers, directors, and employees under the USIP. Franklin's Compensation Committee of the Board of Directors determines the terms and conditions of awards under the AIP and USIP.

Stock Options
The following table summarizes stock option activity:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding and exercisable at September 30, 2010	288,856	$ 37.48		
Exercised	(105,409)	34.82		
Canceled/Expired	(1,029)	37.27		
Transferred in/out	15,117	37.88		
Outstanding and exercisable at September 30, 2011	197,535	$ 38.92	1.4	$ 11,203,435

Stock option awards generally have been granted at prices that are either equal to or above the market value of the underlying shares of Franklin's common stock on the date of grant and expire no later than ten years after the grant date. No stock option awards have been granted since November 2004. At September 30, 2011, all options were fully vested and all related compensation cost was recognized. The total intrinsic value of share options exercised during fiscal year 2011 was $8.9 million.

Cash received from stock option exercises for fiscal year 2011 was $3.8 million. Income tax benefits from stock option exercises for fiscal year 2011 was $2.7 million.

Stock and Stock Unit Awards

Stock awards generally entitle holders to the right to sell the underlying shares of Franklin's common stock once the awards vest. Stock unit awards generally entitle holders to receive the underlying shares of common stock once the awards vest. Certain performance-based long-term stock and stock unit awards have been granted which generally vest based on the achievement of predetermined Franklin financial performance goals. In the event a performance measure is not achieved at or above a specified threshold level, the portion of the award tied to such performance measure is forfeited.

Total unrecognized compensation cost related to nonvested stock and stock unit awards, net of estimated forfeitures, was $18.4 million at September 30, 2011. This cost is expected to be recognized over a remaining weighted-average vesting period of approximately two years. The total fair value of stock and stock unit awards vested during fiscal year 2011 was $21.3 million. The weighted-average-grant-date fair value of stock and stock unit awards granted during fiscal year 2011 was $118.62 per share.

The following table summarizes nonvested stock awards and stock unit awards activity:

	Shares	Weighted-Average Grant-Date Fair Value Per Share
Nonvested balance at September 30, 2010	205,794	$ 95.41
Granted	176,176	118.62
Vested	(177,721)	96.44
Forfeited/canceled	(9,141)	114.31
Transferred in/out	6,537	96.89
Nonvested balance at September 30, 2011	201,645	$ 113.98

Employee Stock Investment Plan
The Company participates in the amended and restated Franklin Resources, Inc. 1998 Employee Stock Investment Plan (the "ESIP") which allows eligible participants to buy shares of Franklin's common stock at discount of its market value on defined dates. Franklin's Compensation Committee of the Board of Directors determines the terms and conditions of awards under the ESIP. A total of approximately 0.2 million shares were issued under the ESIP during fiscal year 2011. At September 30, 2011 approximately 2.6 million shares were reserved for future issuance under this plan.

All Stock-Based Plan Arrangements
Total stock-based compensation cost recognized in the consolidated statement of income during fiscal year 2011 was $18,599,818. The Company's liability to Franklin for stock based compensation as of September 30, 2011 was $3,548,800 and is included in accounts payable and accrued expenses.

Franklin generally does not repurchase shares upon share option exercise or vesting of stock and stock unit awards. However, in order to pay taxes due in connection with the vesting of employee and executive officer stock and stock unit awards, shares are repurchased using a net stock issuance method.

16. Related Party Transactions

The Company and its subsidiaries periodically enter into transactions during the ordinary course of business with affiliates, which are recorded and settled through intercompany accounts. Amounts due to affiliates and due from parent and affiliates relate to these transactions.

Under distribution and promotion agreements with several affiliates, the Company performs various distribution services to promote the sale of mutual fund shares in serving the common interests of the Company, its subsidiaries, and affiliated investment managers. Under terms of the agreements, the investment managers have agreed to pay a fee for marketing support and other marketing and distribution services provided by the Company. For fiscal year 2011, the Company earned $187,642,315 from affiliated investment managers, included as revenues, and its subsidiaries incurred $26,576,846 to an affiliate, included as sales, distribution and marketing expenses.

The Company also has agreements relating primarily to business management and sub-advisory services with certain affiliates. For fiscal year 2011, the Company recognized the following fees:

	Amount
Sales, distribution and marketing	$ 317,090
General, administrative and other	10,755,202
Total fees to affiliates	$ 11,072,292

In addition, the Company has cost allocation agreements where certain costs are allocated to it by its affiliates. For fiscal year 2011, expenses allocated from affiliates were as follows:

	Amount
Information systems and technology	$ 20,140,481
Occupancy	9,666,006
General, administrative and other	16,295,284
Total expenses from affiliates	$ 46,101,771

At September 30, 2011, an unsecured credit agreement was in place under which the Company's subsidiary, FMA, may lend to Franklin amounts up to a maximum of $500 million. Amounts borrowed under this agreement earn interest at LIBOR plus 0.375% per annum. The expiration date of the agreement is November 15, 2011 with automatic extension to November 15, 2016 unless terminated by mutual written consent of FMA and Franklin. At September 30, 2011 borrowings of $50 million were receivable under this agreement.

17. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company elected to use the alternative method, permitted by the rule, which requires it to maintain minimum net capital, as defined, no less than the greater of $250,000 or 2% of aggregate debit items. Since the Company does not carry customer accounts and does not have customer debits, the minimum net capital balance is $250,000. At September 30, 2011, the Company had net capital of $73,806,768 which was $73,556,768 in excess of its minimum requirement.

Consolidated Supplemental Schedules

Franklin/Templeton Distributors, Inc. and Subsidiaries
Computation of Net Capital Pursuant to SEC Rule 15c3-1
September 30, 2011 — Schedule I

The following is a reconciliation of consolidated stockholder's equity to net capital per Rule 15c3-1:

Total stockholder's equity from consolidated statement of financial condition		$987,112,632
Less:		
Subsidiaries capital in excess of par value, other comprehensive income and non controlling interest		20,639,411
Total stockholder's equity from Sch I Focus Form X-17a-5		966,473,221
Deduct nonallowable assets		
Investment in subsidiaries	764,022,186	
Distribution fees receivable	44,471,347	
Deferred sales commission, prepaid expenses and other	98,873,064	
Other investments	211,016	
Property and equipment, net	288,468	
		(907,866,081)
Increase in consolidated deferred tax liability		19,846,518
Haircut on cash equivalents and investment securities		(4,646,890)
Net capital		$ 73,806,768
Minimum net capital requirement		$ 250,000
Excess net capital		73,556,768

There is no material difference in the computation of net capital under Rule 15c3-1 above and the amount included in the Company's corresponding unaudited Part II-A FOCUS filing as of the same date.

** In its unaudited Part II-A FOCUS filing, the Company determined stockholder's equity by deducting its original investment in subsidiaries rather than treating the investment in subsidiaries as a nonallowable asset, as shown in the calculation above. The Company's treatment of the original investment in subsidiaries had no effect on net capital.

Franklin/Templeton Distributors, Inc. and Subsidiaries
Computation of Net Capital Pursuant to SEC Rule 15c3-1
September 30, 2011 — Schedule I

Reconciliation of Consolidated Statement of Financial Condition to FORM X-17a-5

The consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America and differs in certain respects from the accounting practices prescribed by the Securities and Exchange Commission's general instructions to Form X-17a-5, Part II-A. Under the Securities and Exchange Commission's general instructions, subsidiaries may not be consolidated.

A reconciliation of amounts reported herein to amounts reported by the Company in its unaudited Part II-A FOCUS report filing is as follows:

	Form X-17a-5	Reclassification and Elimination	Additional Subsidiaries Consolidated	Consolidated Financial Statement
Assets				
Cash and cash equivalents	$ 2,161,333	$ 229,455,334	$ 175,260,807	$ 406,877,474
Sales and distribution fees receivable	156,069,217	-	-	156,069,217
Management fees receivable	-	812,273	41,181,665	41,993,938
Securities not readily marketable	211,016	(211,016)	-	-
Investment securities, trading, at fair value	-	196,690	-	196,690
Investment securities, at fair value	230,985,056	(230,985,056)	41,199,039	41,199,039
Other investments	-	211,016	14,670,266	14,881,282
Investment of consolidated sponsored investment products	-	-	16,430,182	16,430,182
Deferred sales commission, net	-	51,212,203	-	51,212,203
Due from parent and affiliates	19,965,109	-	148,277,508	168,242,617
Investments in subsidiaries	744,057,077	-	(744,057,077)	-
Property and equipment, net	288,468	-	1,883,794	2,172,262
Goodwill	-	-	119,405,181	119,405,181
Other intangible assets, net	-	-	432,575,566	432,575,566
Prepaid expenses and other assets	99,615,337	(52,024,477)	(39,590,001)	8,000,859
Total assets	$ 1,253,352,613	$ (1,333,033)	$ 207,236,930	$ 1,459,256,510
Liabilities and Stockholder's Equity				
Sales and distribution fees payable to dealers	$ 113,325,334	$ -	$ -	$ 113,325,334
Accounts payable and accrued expenses	173,554,058	(129,885,928)	71,660,938	115,329,068
Due to parent and affiliates	-	45,101,888	14,202,373	59,304,261
Deferred tax liability, net	-	20,153,277	91,480,249	111,633,526
Income taxes payable to Parent	-	24,467,987	-	24,467,987
Income taxes payable to authorities	-	38,829,743	-	38,829,743
Debt	-	-	9,253,959	9,253,959
Stockholder's equity	966,473,221		20,639,411	987,112,632
Total liabilities and stockholder's equity	$ 1,253,352,613	$ (1,333,033)	$ 207,236,930	$ 1,459,256,510

The Company claims exemption from SEC Rule 15c3-3 based upon Paragraph k(1) of the Rule.

pwc

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5 - Broker/Dealer

Board of Directors of
Franklin/Templeton Distributors, Inc. :

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Franklin/Templeton Distributors, Inc. (the "Company") as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's abovementioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or

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that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

November 15, 2011